VIA EDGAR

July 15, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sage Therapeutics, Inc.

Registration Statement on Form S-1 (SEC File No. 333-196849)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Sage Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 17, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,452 copies of the Preliminary Prospectus dated July 8, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN, SACHS & CO.

As Representatives

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Philip Ross
Name: Philip Ross
Title: Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matthew Leavitt
Name: Matthew Leavitt
Title: Managing Director